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7.       ACQUISITION OF OPPENHEIMER STRATEGIC DIVERSIFIED INCOME FUND

         On August 18, 1995, the Fund acquired all of the net assets of Oppenheimer Strategic Diversified Income Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Strategic Diversified Income Fund shareholders on July 12, 1995. The Fund issued 11,908,408 shares of beneficial interest (Class C), valued at $55,016,842 in exchange for the net assets, resulting in combined Class C net assets of $63,020,965 on August 18, 1995. The exchange qualified as a tax-free reorganization for federal income tax purposes.